July 2013 Pricing Sheet dated July 31, 2013 relating to Preliminary Terms No. 969 dated July 29, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Fixed Income Auto-Callable Securities due August 5, 2014
Based on the Performance of the Common Stock of LinkedIn Corporation
Principal at Risk Securities
PRICING TERMS - JULY 31, 2013
Issuer:	Morgan Stanley
Underlying stock:	LinkedIn Corporation common stock
Aggregate principal amount:	$783,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	July 31, 2013
Original issue date:	August 5, 2013 (3 business days after the pricing date)
Maturity date:	August 5, 2014
Early redemption:
If, on any of the first three determination dates, the determination closing price of the underlying stock is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the quarterly coupon for the related quarterly interest period.
Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date
Quarterly coupon:	Unless the securities have been previously redeemed, a quarterly coupon at an annual rate of 10% (corresponding to approximately $0.25 per quarter per security) is paid on each coupon payment date.
Determination dates:
October 31, 2013, January 31, 2014, April 30, 2014 and July 31, 2014, subject to postponement for non-trading days and certain market disruption events.  We also refer to July 31, 2014 as the final determination date.

Coupon payment dates:	The third business day after each determination date, provided that if the securities have not been previously called, the payment of the final quarterly coupon will be made on the maturity date.
Payment at maturity:	• If the final share price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the quarterly coupon for the final quarterly interest period
• If the final share price is less than the downside threshold level:
(i) (a) a number of shares of the underlying stock equal to the product of the exchange ratio and the adjustment factor, each as of the final determination date, or (b) at our option, the cash value of such shares as of the final determination date, and (ii) the quarterly coupon for the final quarterly interest period.

Exchange ratio:	0.04907, which is the stated principal amount divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$138.577, which is equal to approximately 68% of the initial share price.
Initial share price:	$203.79, which is equal to the closing price of the underlying stock on the pricing date
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date
CUSIP:	61762P344
ISIN:	US61762P3441
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.6964 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$10	$0.15	$9.85
Total	$783,000	$11,745	$771,255

(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.15 for each security they sell.  For additonal information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 969 dated July 29, 2013

Product Supplement for Auto-Callable Securities dated October 19, 2012            Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.